Exhibit 99.1

For Immediate Release

NORSAT SECURITYHOLDERS APPROVE PLAN OF ARRANGEMENT WITH HYTERA COMMUNICATIONS CO., LTD.

Vancouver, British Columbia – June 23, 2017 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and NYSE MKT: NSAT), a provider of unique and customized communication solutions for remote and challenging applications, today announced that at the adjourned 2017 annual general and special meeting of securityholders of Norsat held on June 22, 2017 (the “Meeting”), securityholders of Norsat voted in favour of a special resolution to approve the plan of arrangement, pursuant to which Hytera Communications Co., Ltd. (“Hytera”) will acquire all the issued and outstanding shares of Norsat for $11.50 in United States dollars (“USD”) in cash per share by way of a court-approved plan of arrangement (the “Arrangement”).

Approval of the Arrangement required approval by: (i) 66⅔% of the votes cast by securityholders present in person or represented by proxy at the Meeting, voting together as a single class; (ii) 66⅔% of the votes cast by shareholders present in person or represented by proxy at the Meeting, voting as a single class; and (iii) a simple majority of the votes cast by shareholders present in person or represented by proxy at the Meeting, excluding the votes cast by such shareholders that are required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).

At the Meeting, approximately 64.87% of the outstanding Norsat shares and Norsat Options and RSUs were present in person or represented by proxy.

The voting results are summarized as follows:

		% Votes		% Votes
	Votes For	For	Votes Against	Against
Securityholders[1]	2,886,497	72.53	1,093,475	27.47
Shareholders	2,615,280	70.53	1,092,910	29.47
Shareholders, excluding the votes of certain insiders	2,241,355	67.22	1,092,910	32.78

The voting results excluding the votes believed to have been cast by Privet Fund Management LLC and Privet Fund LP (together “Privet”)2, which made a rival offer to acquire Norsat, are summarized as follows:

		% Votes		% Votes
	Votes For	For	Votes Against	Against
Securityholders[1]	2,886,497	97.75	66,305	2.25
Shareholders	2,615,280	97.55	65,740	2.45
Shareholders, excluding the votes of certain insiders	2,241,355	97.15	65,740	2.85

Completion of the Arrangement remains conditional on approval by the Supreme Court of British Columbia (the “Court”), as well as obtaining regulatory approvals and certain other closing conditions. Norsat intends to apply for a final order of the Court approving the Arrangement on June 27, 2017. Assuming that the conditions to closing are satisfied and the necessary regulatory approvals are obtained, it is expected that the closing of the Arrangement will be completed in the third quarter of 2017.

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1 Securityholders mean the Norsat Shareholders, Option Holders and RSU Holders.
2 1,027,170 is based on Privet’s Early Warning Report filed on SEDAR on June 12, 2017.

Further information about the Arrangement is set forth in the information circular, supplemental information and proxy statement in respect of the securityholders meeting which have been filed with Canadian and United States securities regulators and are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a provider of unique and customized communication solutions for remote and challenging applications. Norsat’s products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com